Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
United Kingdom: Total launches the development of
the Laggan and Tormore gas fields
Paris, 17 March 2010 - Total announces the launch of the Laggan and Tormore gas fields development in the offshore frontier region of the West of Shetland, subject to the United Kingdom Government’s Department of Energy and Climate Change approval.
Total also announces the acquisition of the 10% interest in Laggan and Tormore previously held by Chevron North Sea Limited and the 20% interest previously held by ENI UK Limited. This brings Total’s interest in this project to 80% alongside partner DONG E&P (UK) Ltd.
Yves-Louis Darricarrère, President Exploration & Production stated: “Total has demonstrated its capacity to successfully develop highly technological projects and continues to do so with the Laggan and Tormore fields, located in one of the most complex environments of the United Kingdom Continental Shelf. Bringing them to production will require near £2.5 billion investment. In taking the decision to develop this complex project, Total confirms its commitment in pursuing its investments in the North Sea and its long term objective towards helping to secure energy supplies for the United Kingdom.”
This groundbreaking subsea project and its associated infrastructure is key to unlocking further opportunities in the Greater West Shetland region, prompting an increase in exploration and development activity in the area for Total and most notably for the overall industry.
Laggan and Tormore development
The Laggan and Tormore gas fields, which lie around 140 kilometres West of Shetland by 600 metres of water depth in blocks 206/1a, 205/4b and 205/5a, have global estimated reserves of around 230 million barrels of oil equivalent (boe). At peak, gas production rate of 500 million standard cubic feet per day is expected from the two fields, plus associated condensates (for a total production of 93,000 boe per day).
Construction work on the offshore gas infrastructure, and on a new gas processing plant at Sullom Voe on Shetland, will start almost immediately, with first gas production planned for 2014.
After processing at the new Sullom Voe plant, Laggan and Tormore gas will transit through a new 230 kilometres export pipeline from Shetland into the existing Frigg UK line and onward to the Total operated Saint Fergus gas terminal, located north of Aberdeen.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Exploration & Production in the United Kingdom
Total has been present in the United Kingdom since 1962. The Group’s production is about 220,000 boe per day.
TOTAL E&P UK Limited is one of the most active oil and gas operators in the United Kingdom Continental Shelf where it continues to invest heavily.
Employing around 750 staff at its Aberdeen headquarters, the company’s portfolio includes operatorship of the Alwyn Area fields, the high pressure/high temperature Elgin and Franklin fields and the St Fergus Gas Terminal, together with a number of non-operated fields.
Total E&P UK is committed to sustainable production, optimising safety and environmental performance. Total E&P UK also contributes to the community in and around its north-east Scotland base.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com